Exhibit 21.01

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization
Amyris Biotecnologia do Brasil Ltda.	Brazil
Amyris Clean Beauty LATAM Ltda.	Brazil
Amyris Fermentacao de Performance Ltda.	Brazil
Amyris Purificacao de Performance do Brasil Ltda.	Brazil
Interfaces Industria e Comercio de Cosmeticos Ltda.	Brazil
AB Technologies LLC	Delaware
Accessbio LLC	Delaware
Amyris Clean Beauty, Inc.	Delaware
Amyris Eco-Fab LLC	Delaware
Amyris Fuels, LLC	Delaware
Amyris Realsweet, LLC	Delaware
Amyris-Olika LLC	Delaware
Aprinnova, LLC	Delaware
Clean Beauty Collaborative, Inc.	Delaware
Eco-Fab LLC	Delaware
DIPA Co., LLC	Delaware
Onda Beauty Inc.	Delaware
Upland1, LLC	Delaware
Amyris Bio Products Portugal, Unipessoal, Ltda.	Portugal
Amyris Europe Trading B.V.	Netherlands
Amyris UK Trading Limited	United Kingdom
Beauty Labs International Limited	United Kingdom
MG Empower Limited	United Kingdom